VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549
Attention:    Stephen Krikorian
Melissa Walsh
Ji Shin
Katherine Wray

Re:     CTS Corporation
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 24, 2015
Form 10-Q for the Quarterly Period Ended September 27, 2015
Filed October 27, 2015
File No. 001-04639

Ladies and Gentlemen:
CTS Corporation, an Indiana corporation (“CTS”, “we” or the “Company”), is submitting this letter in response to the comment letter from the staff of the Securities and Exchange Commission (the “Commission”) dated December 11, 2015 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “Form 10-K”) and Quarterly Report on Form 10-Q for the quarterly period ended September 27, 2015.
Below are the Company’s responses. For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the correspondence response.
Form 10-K for the Fiscal Year Ended December 31, 2014

Business

Major Customers, page 4

1.
Please name the significant customer that accounted for more than 10% of your total net sales for fiscal years 2014 and 2012 and describe the material terms of your relationship with this customer, or tell us how you concluded you are not required to do so. Refer to Item 101(c)(1)(vii) of Regulation S-K. We note in this regard your risk factor disclosure on page 8 discussing your dependence on your largest customers.

Response:

The customer that accounted for more than 10% of our net sales in the fiscal years 2012 and 2014 was Honda Motor Co., to which we sell pedal and sensor automotive parts for certain vehicle platforms under purchase agreements that have no volume commitments and are subject to purchase orders issued from time to time.

CTS will name any significant customers that account for more than 10% of our total net sales and describe the material terms of our relationships with those customers in our Form 10-K for the period ending December 31, 2015 and for all comparative periods presented in this disclosure as required by Item 101(c)(1)(vii) of Regulation S-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Incorporated by reference from Exhibit 13)

Overview, page 1

2.
Please consider expanding your overview section to provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which your executives are most focused for both the short- and long-term and the actions that you are taking to address these opportunities, challenges and risks. We note, for example, your discussion on the February 6, 2015 earnings call that simplification will continue to be an ongoing initiative and that you will focus your future identity around sensing, connecting and motion. We also refer to your discussion on the October 27, 2015 earnings call that you plan to launch a refreshed identity in the fourth quarter of 2015. Consider including a more detailed discussion of these plans and any challenges in implementing these plans in your overview section in future filings. For additional guidance, consider Section III.A of SEC Release No. 33-8350.

Response:

In future filings, CTS will consider expanding the MD&A overview to incorporate insight into material opportunities, challenges and risks relating to disclosed corporate initiatives and plans.

Liquidity and Capital Resources, page 6

3.
As you agreed to in response to comment 2 in your letter dated September 5, 2013, tell us what consideration you gave to disclosing the amount of cash and cash equivalents held by foreign subsidiaries and the sufficiency of domestic cash to fund U.S. operations. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release No. 33-8350.

Response:

The amount of cash and cash equivalents held by foreign subsidiaries was $131.5 million at the end of 2014. In connection with its permanent reinvestment assertion as of the end of 2014, the Company determined that U.S. liquidity and expected cash generated from U.S. operations would be sufficient to fund U.S. operations.

The company will include disclosures regarding the amount of cash and cash equivalents held by foreign subsidiaries and the sufficiency of funds for U.S. operations in future filings.

4.
Please clarify your statement here and within Critical Accounting Policies and Estimates that your intent is to permanently reinvest funds outside the U.S. In this regard, we note your disclosure in the penultimate paragraph on page 42 that you have provided U.S. tax expense relating to certain earnings outside of the U.S. that are not deemed to be permanently reinvested.

Response:

We monitor and re-evaluate our plans related to the reinvestment of foreign earnings on a quarterly basis. As of our last annual and quarterly evaluations, management’s intention was to continue to permanently reinvest all foreign earnings in jurisdictions located outside the U.S. The first sentence of the penultimate paragraph on page 42 of the Form 10-K instead discloses the U.S. tax expense recorded in 2014 as a result of the application of the Internal Revenue Code provisions that imposed U.S. federal tax currently on certain foreign intercompany transactions.

Critical Accounting Policies and Estimates

Retirement Plans, page 8

5.
Tell us what consideration you gave to disclosing the methodology and assumptions related to the amortization of retirement benefit plan adjustments. Your disclosure should include the basis for the period used to amortize the variance between the expected rate of return on plan assets and actual results for your retirement plans, as you agreed to provide in response to comment 7 in your letter dated July 13, 2010. In your response, please explain to us your methodology for amortizing the gains and losses resulting from the change in your projected benefit obligation and your plan assets. Tell us how you considered the guidance in ASC 715-30-35-24 through 35-26.

Response:

Each reporting period, we calculate the net loss or gain subject to amortization and amortize it into net periodic pension cost or income in accordance with ASC 715-30-35-24 through 35-26.  The component of unamortized net gains or losses related to our qualified pension plans is amortized based on the expected future life expectancy of the plan participants (estimated to be approximately 23 years at December 31, 2014) because substantially all of the participants in those plans are inactive.  The component of unamortized net gains or losses related to our other post-employment benefit plan is amortized based on the estimated remaining future service period of the plan participants (estimated to be approximately 3 years at December 31, 2014).   The Company uses a market-related value of plan assets approach reflecting changes in the fair value of plan assets over a five-year period.  The variance resulting from the difference between the expected and actual return on plan assets is included in the amortization calculation upon reflection in the market-related value of plan assets as permitted by ASC 715-30-35-22.

We intend to disclose language substantially to the effect of the following information in our Form 10-K for the year ended December 31, 2015 and in subsequent filings as appropriate:

“The accumulated actuarial gain and losses and prior service costs and credits included in other comprehensive income are amortized in the following manner:

The component of unamortized net gains or losses related to our qualified pension plans is amortized based on the expected future life expectancy of the plan participants (estimated to be approximately X years at December 31, 20XX) because substantially all of the participants in those plans are inactive.  The component of unamortized net gains or losses related to our other post-employment benefit plan is amortized based on the estimated remaining future service period of the plan participants (estimated

to be approximately X years at December 31, 20XX).   The Company uses a market-related value of plan assets approach reflecting changes in the fair value of plan assets over a five-year period.  The variance resulting from the difference between the expected and actual return on plan assets is included in the amortization calculation upon reflection in the market-related value of plan assets.”

Part III (Incorporated by reference from the Definitive Proxy Statement filed on April 9, 2015)

Further Information Concerning the Board of Directors

Director Independence, page 12

6.
Please confirm that during fiscal year 2014, the company did not engage in any transactions with related persons required to be disclosed under Item 404(a) of Regulation S-K. Also, as your response to comment 1 in your letter dated September 5, 2013 indicated you would do in future filings, describe your policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K. Refer to Item 404(b) of Regulation S-K.

Response:

CTS confirms that it did not engage in any transactions with related persons required to be disclosed under Item 404(a) of Regulation S-K during fiscal year 2014. CTS does not have a written policy specific to transactions with related persons, as disclosed in its Proxy Statement filed with the Commission on April 19, 2015 (the “2015 Proxy Statement”). As indicated in our letter dated September 5, 2013, and as disclosed in the 2015 Proxy Statement, the Nominating and Governance Committee reviews any transactions that might be construed to disqualify a director as independent, and if appropriate, recommends that the Board approve such transactions. The Board would then review and, if appropriate, approve any such transactions. In future filings, CTS will clarify that the Nomination and Governance Committee also reviews any transactions with related persons that are required to be reported under Item 404(a) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended September 27, 2015

Notes to Condensed Consolidated Financial Statements - Unaudited

Note 9 - Contingencies, page 13

7.
In regard to your environmental remediation obligations, you disclose that you cannot provide assurance that the ultimate environmental investigation and cleanup costs and liabilities will not exceed the amount of your current reserve. We also note your disclosure that the ultimate anticipated costs of contingencies will not materially affect your consolidated financial position, results of operations, or cash flows. Please tell us whether it is reasonably possible that a loss exceeding amounts recognized may have been incurred. If so, you should either disclose the estimated additional loss, or state that such an estimate cannot be made. Tell us how your disclosures comply with ASC 450-20-50-3 through 50-5. Also refer to ASC 410-30-50-14.

Response:

In Note 9, Contingencies, the statement “either adequate provision for anticipated costs has been reserved or the ultimate anticipated costs will not materially affect CTS’ consolidated financial position, results of operations, or cash flows” refers to other claims that are not specifically reviewed in Note 9. In future filings, to be more clear, we will update our disclosure with language substantially similar to the following:

“Certain other claims are pending against CTS with respect to matters arising out of the ordinary conduct of CTS’ business. In relation to these other claims, in the opinion of management, based upon past experience and presently available information, either adequate provision for anticipated costs has been reserved or the ultimate anticipated costs will not materially affect CTS’ consolidated financial position, results of operations, or cash flows.”

Regarding the environmental remediation obligations, in the opinion of management, based upon presently available information relating to all such matters, adequate increases in the provision for probable and estimable costs were made in the third quarter of 2015.  Taking into consideration ASC 410-30-50-14 and ASC 450-20-50-3 through 50-5, CTS cannot provide assurance that its ultimate environmental investigation and clean-up costs and liabilities will not materially exceed the amount of its current reserve, and an estimate of such possible excess, if any, cannot be made. The reserve will be adjusted accordingly if additional information becomes available in the future.

Note 15 - Income Taxes, page 22

8.
Further explain the facts and circumstances leading to the increase in your uncertain tax benefits and the amendment to your tax returns for 2006 to 2013. Tell us what consideration you gave to providing a more comprehensive explanation for these significant variances in the customary relationship between income tax expense and earnings before income taxes. Refer to ASC 740-270-50-1. In addition, in your MD&A discussion, tell us what consideration you gave to explaining and quantifying any related trends, events or uncertainties that are reasonably expected to have a material impact on your liquidity, capital resources and/or results of operations, including your expectations of the impact on your annual effective tax rate. Refer to Item 303(a) of Regulation S-K and Section III.B.3 of SEC Release 34-48960.

Response:

In the second quarter of 2015, management recorded the impact of two discrete tax events. The first item related to management’s election to amend the company’s U.S. federal tax returns for 2006 - 2013 and treat the foreign taxes paid as tax credits instead of tax deductions.

The second item recorded in the second quarter of 2015 was an uncertain tax position related to income taxes in a foreign jurisdiction. The uncertain tax position was recorded after management applied the assessment criteria under ASC 740-10 and determined that a previously recognized tax position was no longer more likely than not to be sustained based on the position’s technical merits.

Each of these items was a one-time adjustment and is not expected to significantly impact the Company’s future liquidity, capital resources, results of operations, or annual effective tax rate. Management periodically evaluates the merits of the Company’s tax positions using the framework of ASC 740-10.

********

In connection with the above response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact the undersigned at 630-577-8800.

Very truly yours,

CTS Corporation
/s/ Ashish Agrawal
Ashish Agrawal
Vice President and Chief Financial Officer